HIT’s Prudent Strategy Prevails in Time of
Financial Turmoil September 19, 2008 Chang Suh Executive Vice President and Chief Portfolio Manager

The HIT does not invest in corporate bonds and therefore does not have any exposure to long-term debt of Lehman Brothers, AIG or any other financial institution that is not backed by the U.S. government.

The HIT invests primarily in U.S. government and Government-Sponsored Enterprise (GSE) insured or guaranteed fixed income securities including multifamily mortgage-backed securities (MBS), single family MBS and Treasuries. As of August 31, over 93% of the HIT’s portfolio was comprised of such securities, as shown in the chart below. Further, over 50% of the HIT’s portfolio was invested in GSE MBS, which have improved in credit quality since the government’s takeover of the GSEs earlier this month (see The Impact of the Takeover of Fannie Mae and Freddie Mac on www.aflcio-hit.com).

The HIT expects that the turmoil in the financial markets will persist for an extended period. We expect the markets to continue to focus on credit risk. HIT’s strategy of holding higher credit quality assets should benefit the HIT’s investors in this market environment.

The HIT achieves its overweight in government credit quality securities while generating significant yield premiums over Treasuries. The graph below shows the yields of multifamily (GNMA construction and construction/permanent loan) and single family (Fannie Mae current coupon) MBS relative to Treasuries over the last three years through September 18. Historically wide spreads between government credit quality MBS and Treasuries (shown by the difference between the MBS and Treasury lines) should present the HIT with attractive investment opportunities, providing superior relative value to Treasuries or corporate debt.

Source: LehmanLive and HIT data	Source: HIT data

The bottom line is that in an environment of continued market turmoil, the HIT should be well positioned based on its strategy of investing in high credit quality securities focused on government and GSE MBS.

Forecasts, estimates, and certain information contained herein are based upon proprietary research and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product. Statements concerning financial market trends are based on current market conditions, which will fluctuate. There is no guarantee that any investment strategies will work under all market conditions, especially during periods of downturn in the market.

HIT’s net performance for the 1-, 3-, 5-, and 10-year periods ended August 31, 2008 was 5.85%, 4.20%, 4.65% and 5.73%, respectively. The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant’s units, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available at www.aflcio-hit.com..